EXHIBIT 99.5

EFFECTIVE DATE: JANUARY 22, 2003

CREDENCE SYSTEMS CORPORATION
STOCK OPTION ASSUMPTION AGREEMENT

Dear Optionee:

As you know, on January 22, 2003, (the “Closing Date”) Credence Systems Corporation (“Credence”) merged with Optonics, Inc. (“Optonics”) (the “Merger”). In the Merger, shares of Optonics common stock were exchanged for 0.043761 of a share of Credence common stock (the “Exchange Ratio”). On the Closing Date you held one or more outstanding options to purchase shares of Optonics common stock granted to you under the Optonics 2001 Stock Option and Incentive Plan, (the “Plan”) and documented with a Stock Option Agreement (the “Option Agreement”) issued to you under the Plan (the “Optonics Options”). In accordance with the Merger, on the Closing Date Credence assumed all obligations of Optonics under the Optonics Options. This Agreement evidences the assumption of the Optonics Options, including the necessary adjustments to the Optonics Options required by the Merger.

Your Optonics Options immediately before and after the Merger are as follows:

OPTONICS STOCK OPTIONS		CREDENCE ASSUMED OPTIONS

No. of Shares of Optonics Common Stock	Optonics Exercise Price Per Share	No. of Shares of Credence Common Stock	Credence Exercise Price Per Share

Unless the context otherwise requires, any references in the Plan and the Option Agreement (i) to the “Company” or the “Corporation” means Credence, (ii) to “Stock,” “Common Stock” or “Shares” means shares of Credence Common Stock, (iii) to the “Board of Directors” or the “Board” means the Board of Directors of Credence and (iv) to the “Committee” means the Compensation Committee of the Credence Board of Directors. All references in the Option Agreement and the Plan relating to your status as an employee of Optonics will now refer to your status as an employee of Credence or any present or future Credence subsidiary. To the extent the Option Agreement allowed you to deliver shares of Optonics common stock as payment for the exercise price, shares of Credence common stock may be delivered in payment of the adjusted exercise price, and the period for which such shares were held as Optonics common stock prior to the Merger will be taken into account.

In accordance with the terms of the Plan, fifty percent (50%) of the shares subject to your Optonics Option become vested and exercisable on an accelerated basis immediately prior to the consummation of the Merger. The grant date, vesting commencement date, vesting schedule and the expiration date of your assumed Optonics Option remain the same as set forth in your Option Agreement, but the number of shares subject to each vesting installment has been adjusted to reflect the Exchange Ratio and to reflect the accelerated vesting. All other provisions

EFFECTIVE DATE: JANUARY 22, 2003

which govern either the exercise or the termination of the assumed Optonics Option remain the same as set forth in your Option Agreement, and the provisions of the Option Agreement (except as expressly modified by this Agreement and the Merger) will govern and control your rights under this Agreement to purchase shares of Credence common stock. Upon your termination of employment with Credence or any of its present or future subsidiaries, you will have the limited time period specified in your Option Agreement to exercise your assumed Optonics Option to the extent outstanding at the time, after which time your Optonics Option will expire and NOT be exercisable for Credence common stock.

Nothing in this Agreement or your Option Agreement interferes in any way with your rights and Credence’s rights, which rights are expressly reserved, to terminate your employment at any time for any reason, except to the extent expressly provided otherwise in a written agreement executed by both you and Credence. Any future options, if any, you may receive from Credence will be governed by the terms of the applicable Credence stock option plan, and such terms may be different from the terms of your assumed Optonics Options, including, but not limited to, the time period in which you have to exercise vested options after your termination of employment.

Please sign and date this Agreement and return it promptly to the address listed above. If you have any questions regarding this Agreement or your assumed Optonics Option, please contact Nina Chellew at 215 Fourier Avenue, Fremont, California 94539.

CREDENCE SYSTEMS CORPORATION

By:

EFFECTIVE JANUARY 22, 2003

ACKNOWLEDGMENT

The undersigned acknowledges receipt of the foregoing Stock Option Assumption Agreement and understands that all rights and liabilities with respect to each of his or her Optonics Option hereby assumed by Credence are as set forth in the Option Agreement, the Plan, and such Stock Option Assumption Agreement.

DATED: , 2003
«Employee», OPTIONEE